

July 24, 2018

Brandon Pedersen
Executive Vice President and Chief Financial Officer
Alaska Air Group, Inc.
19300 International Boulevard
Seattle WA 98188

   Re: Alaska Air Group, Inc.
    Form 10-K For the Fiscal Year Ended December 31, 2017
    Filed February 15, 2018
    File No. 001-08957
    Form 10-Q For the Quarterly Period Ended March 31, 2018
    Filed May 4, 2018
    File No. 001-08957
    Form 8-K filed April 23, 2018
    File No. 001-08957

Dear Mr. Pedersen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished April 23, 2018

Exhibit 99.1, page 5

1.   You disclose the measure "debt-to-capitalization" ratio. Please consider disclosing and quantifying the components of the computation so that investors may more readily understand the measure.

Form 10-Q For the Quarterly Period Ended March 31, 2018

Note 3. Revenue
Passenger Ticket and Ancillary Services Revenue, page 12

2.   You disclose that passenger ticket breakage is recorded in advance of the flight date using estimates based on the company's historical experience of expired tickets, and other facts such as program changes and modifications. Please explain to us why the recognition of breakage in advance of the flight date rather than on the scheduled flight date is appropriate and represents the expected breakage amount in proportion to the pattern of rights exercised by the customer as prescribed in ASC 606-10-55-48. Additionally, explain to us your ticket validity policy (i.e., the status and value of a ticket after its scheduled departure date but prior to its contractual expiration date and exceptions made to accept invalid/expired tickets) and how it is factored into determining the amount of breakage.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure